Exhibit 99.5

PLACEMENT AGENT WARRANT TO PURCHASE CLASS A ORDINARY SHARES

POWELL MAX LIMITED

Warrant Shares: 256,024	Issuance Date: January 29, 2026

THIS WARRANT TO PURCHASE CLASS A ORDINARY SHARES (the “Warrant”) certifies that, in consideration of funds duly paid by or on behalf of Spartan Capital Securities, LLC (“Holder”), as registered owner of this Purchase Warrant, to POWELL MAX LIMITED, a business company incorporated in the British Virgin Islands (the “Company”), Holder is entitled, at any time or from time to time beginning on the Issuance Date and ending at or before 5:00 p.m., Eastern time, on January 29, 2030 (the “Expiration Date”), but not thereafter, to subscribe for, purchase and receive, in whole or in part, up to 256,024 Class A Ordinary Shares, $0.0008 par value per share (the “Shares”), subject to adjustment as provided in Section 5 hereof. If the Expiration Date is not a Trading Day, then this Purchase Warrant may be exercised on the next succeeding Trading Day. During the period beginning on the Issuance Date and ending on the Expiration Date, the Company agrees not to take any action that would terminate this Purchase Warrant. This Purchase Warrant is initially exercisable at $3.11 per Share; provided, however, that upon the occurrence of any of the events specified in Section 5 hereof, the rights granted by this Purchase Warrant, including the exercise price per and the number of Shares to be received upon such exercise, shall be adjusted as therein specified. The term “Exercise Price” shall mean the initial exercise price or the adjusted exercise price, depending on the context, and the term “Business Day” means a Calendar Day other than a Saturday, Sunday or any other Calendar Day which is a federal legal holiday in the United States or any Calendar Day on which the commercial banks in the City of New York are required by law or other governmental action to close, provided that the commercial banks in the City of New York shall not be deemed to be required to be closed due to a “stay at home,” “shelter in place,” “non-essential employee” or similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York generally are open for use by customers on such Calendar Day. “Calendar Day” means each and every day of the week (Sunday, Monday, Tuesday, Wednesday, Thursday, Friday and Saturday). “Trading Day” means a Calendar Day on which the principal trading market for the Company’s Shares is open for trading.

1.	Exercise.

1.1. Exercise Form. In order to exercise this Purchase Warrant, the exercise form (“Notice of Exercise”) attached hereto as Exhibit 1.1 must be duly executed and completed and delivered to the Company, together with this Purchase Warrant and, subject to Section 1.2, payment of the Exercise Price for the Shares being purchased payable in cash by wire transfer of immediately available funds to an account designated by the Company or by certified check or official bank check. If the subscription rights represented hereby shall not be exercised at or before 5:00 p.m., Eastern time, on the Expiration Date, this Purchase Warrant shall become and be void without further force or effect, and all rights represented hereby shall cease and expire. Each exercise hereof shall be irrevocable.

1.2. Cashless Exercise. In lieu of exercising this Purchase Warrant by payment of cash or check payable to the order of the Company pursuant to Section 1.1 above, Holder may elect to receive the number of Shares equal to the value of this Purchase Warrant (or the portion thereof being exercised), by surrender of this Purchase Warrant to the Company, together with the exercise form attached hereto, in which event the Company will issue to Holder Shares in accordance with the following formula:

X	=	Y(A-B)
A

Where,

	X	=	The number of Shares to be issued to Holder;
	Y	=	The number of Shares for which the Purchase Warrant is being exercised;
	A	=	The fair market value of one Share; and
	B	=	The Exercise Price.

For purposes of this Section 1.2, the fair market value of a Share is defined as follows:

1.2.1. if the Company’s Shares are traded on a national securities exchange, the OTCQB or OTCQX, the fair market value shall be deemed to be the closing price on such exchange, the OTCQB or OTCQX, as the case may be, on the Trading Day immediately preceding the date that the exercise form is delivered pursuant to Section 7.4 in connection with the exercise of the Purchase Warrant; or

1.2.2. if the Company’s Share are not then traded on a national securities exchange, the OTCQB or OTCQX and if prices for the Company’s Shares are then reported on the “Pink Sheets” published by OTC Markets Group, Inc., the fair market value shall be deemed to be the closing bid prior to the exercise form being submitted in connection with the exercise of the Purchase Warrant so reported; provided, however, if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Company’s Board of Directors.

1.3. Delivery of Shares upon Exercise. The Company shall cause the Shares purchased hereunder to be transmitted by the transfer agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Shares to or resale of the Shares by Holder or (B) the Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by physical delivery of a certificate or by electronic delivery (at the election of the Holder), for the number of Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earlier of (i) one (1) Trading Day after the delivery to the Company of the Notice of Exercise and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) one (1) trading day and (ii) the number of trading days comprising the Standard Settlement Period following delivery of the Notice of Exercise. Notwithstanding anything herein to the contrary, upon delivery of the Notice of Exercise, the Holder shall immediately be deemed for purposes of Regulation SHO under the Exchange Act to have become the holder of the Warrant Shares irrespective of the date of delivery of the Warrant Shares. If the Company fails for any reason to deliver to the Holder the Shares subject to a Notice of Exercise by the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Shares subject to such exercise (based on the VWAP of the Shares on the date of the applicable Notice of Exercise), $10 per trading day (increasing to $20 per trading day on the third (3rd) trading day after the Warrant Share Delivery Date) for each trading day after such Warrant Share Delivery Date until such Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary trading market with respect to the Shares as in effect on the date of delivery of the Notice of Exercise.

1.4. Legend. Each certificate for the securities purchased under this Purchase Warrant shall bear a legend as follows unless such securities have been registered under the Securities Act of 1933, as amended (the “Act”):

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”), or applicable state law. Neither the securities nor any interest therein may be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act and applicable state law which, in the opinion of counsel to Powell Max Limited, is available.

1.5. Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 1 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Class A Ordinary Share beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of shares of Class A Ordinary Share issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any other securities of the Company which would entitle the holder thereof to acquire at any time Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 1.4, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 1.4 applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 1.4, in determining the number of outstanding Shares, a Holder may rely on the number of outstanding Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Shares then outstanding. In any case, the number of outstanding Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Shares outstanding immediately after giving effect to the issuance of Class A Ordinary Share issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 1.4, provided that the Beneficial Ownership Limitation in no event exceeds 4.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 1.4 shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until sixty-one (61) Calendar Days after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1.4 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant

2.	Transfer.

2.1. Restrictions Imposed by the Act. The securities evidenced by this Purchase Warrant shall not be transferred unless and until: (i) if required by applicable law, the Company has received the opinion of counsel for the Company that the securities may be transferred pursuant to an exemption from registration under the Act and applicable state securities laws, or (ii) a registration statement or a post-effective amendment to the Registration Statement relating to the offer and sale of such securities has been filed by the Company and declared effective by the U.S. Securities and Exchange Commission (the “Commission”) and compliance with applicable state securities law has been established.

3.	Piggyback Registration Rights.

3.1. Grant of Right. In the event that there is not an effective registration statement covering the Purchase Warrant or the underlying Shares, whenever the Company proposes to register any of its Shares under the Act (other than (i) a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Act is applicable, or (ii) a registration statement on Form S-4, S-8 or any successor form thereto or another form not available for registering the Shares issuable upon exercise of this Purchase Warrant for sale to the public, whether for its own account or for the account of one or more stockholders of the Company (a “Piggyback Registration”), the Company shall give prompt written notice (in any event no later than ten (10) Business Days prior to the filing of such registration statement) to the Holder of the Company’s intention to effect such a registration and, subject to the remaining provisions of this Section 3.1, shall include in such registration such number of Shares underlying this Purchase Warrant (the “Registrable Securities”) that the Holders have (within ten (10) Business Days of the respective Holder’s receipt of such notice) requested in writing (including such number) to be included within such registration. If a Piggyback Registration is an underwritten offering and the managing underwriter advises the Company that it has determined in good faith that marketing factors require a limit on the number of Shares to be included in such registration, including all Shares issuable upon exercise of this Purchase Warrant (if the Holder has elected to include such Shares in such Piggyback Registration) and all other Shares proposed to be included in such underwritten offering, the Company shall include in such registration (i) first, the number of Shares that the Company proposes to issue and sell pursuant to such underwritten offering and (ii) second, the number of Shares, if any, requested to be included therein by selling stockholders (including the Holder) allocated pro rata among all such persons on the basis of the number of Shares then owned by each such person. If any Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company, the Company shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering. Notwithstanding anything to the contrary, the obligations of the Company pursuant to this Section 3.1 shall terminate on the earlier of (i) the fifth anniversary of the Issuance Date and (ii) the date that Rule 144 would allow the Holder to sell its Registrable Securities during any ninety (90) Calendar Day period.

3.2. Indemnification. The Company shall to the fullest extent permitted by applicable law indemnify the Holder(s) of the Registrable Securities to be sold pursuant to any registration statement hereunder and each person, if any, who controls such Holders within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other out-of-pocket expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Act, the Exchange Act or otherwise, arising from such registration statement but only to the same extent and with the same effect as the provisions pursuant to which the Company has agreed to indemnify Holder contained in the Placement Agent Agreement between Holder and the Company, dated as of January 29, 2026. The Holder(s) of the Registrable Securities to be sold pursuant to such registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company, against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Act, the Exchange Act or otherwise, arising from information furnished by or on behalf of such Holders, or their successors or assigns, in writing, for specific inclusion in such registration statement to the same extent and with the same effect as the provisions contained in the Placement Agent Agreement pursuant to which Holder has agreed to indemnify the Company.

3.3. Exercise of Purchase Warrants. Nothing contained in this Purchase Warrant shall be construed as requiring the Holder(s) to exercise their Purchase Warrants prior to or after the initial filing of any registration statement or the effectiveness thereof.

3.4. Documents to be Delivered by Holder(s). Each of the Holder(s) participating in any of the foregoing offerings shall furnish to the Company a completed and executed questionnaire provided by the Company requesting information customarily sought of selling security holders.

3.5. Damages. Should the Company fail to comply with such provisions, the Holder(s) shall, in addition to any other legal or other relief available to the Holder(s), be entitled to obtain specific performance or other equitable (including injunctive) relief against the threatened breach of such provisions or the continuation of any such breach, without the necessity of proving actual damages and without the necessity of posting bond or other security.

4.	New Purchase Warrants to be Issued.

4.1. Partial Exercise or Transfer. Subject to the restrictions in Section 2 hereof, this Purchase Warrant may be exercised or assigned in whole or in part. In the event of the exercise or assignment hereof in part only, upon surrender of this Purchase Warrant for cancellation, together with the duly executed exercise or assignment form and funds sufficient to pay any Exercise Price and/or transfer tax if exercised pursuant to Section 1.1 hereto, the Company shall cause to be delivered to the Holder without charge a new Purchase Warrant of like tenor to this Purchase Warrant in the name of the Holder evidencing the right of the Holder to purchase the number of Shares purchasable hereunder as to which this Purchase Warrant has not been exercised or assigned.

4.2. Lost Certificate. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Purchase Warrant and of reasonably satisfactory indemnification or the posting of a bond, determined in the sole discretion of the Company, the Company shall execute and deliver a new Purchase Warrant of like tenor and date. Any such new Purchase Warrant executed and delivered as a result of such loss, theft, mutilation or destruction shall constitute a substitute contractual obligation on the part of the Company.

5.	Adjustments.

5.1. Adjustments to Exercise Price and Number of Shares. The Exercise Price and the number of Shares underlying the Purchase Warrant shall be subject to adjustment from time to time as hereinafter set forth, provided the exercise price may not be an amount less than the par value of the Shares:

5.1.1. Share Dividends; Split Ups. If, after the date hereof, and subject to the provisions of Section 5.1.3 below, the number of outstanding Shares is increased by a share dividend payable in Shares or by a split up of Shares or other similar event, then, on the effective date thereof, the number of Shares purchasable hereunder shall be increased in proportion to such increase in outstanding Shares, and the Exercise Price shall be proportionately decreased.

5.1.2. Aggregation of Shares. If, after the date hereof, and subject to the provisions of Section 5.1.3 below, the number of outstanding Shares is decreased by a consolidation, combination or reclassification of Shares or other similar event, then, on the effective date thereof, the number of Shares purchasable hereunder shall be decreased in proportion to such decrease in outstanding Shares, and the Exercise Price shall be proportionately increased.

5.1.3. Replacement of Shares upon Reorganization, Etc. In case of any reclassification or reorganization of the outstanding Shares other than a change covered by Section 5.1.1 or 5.1.2 hereof or that solely affects the par value of such Shares, or in the case of any share reconstruction or amalgamation or consolidation or merger of the Company with or into another corporation (other than a consolidation or share reconstruction or amalgamation or merger in which the Company is the continuing company and that does not result in any reclassification or reorganization of the outstanding Shares), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder of this Purchase Warrant shall have the right thereafter (until the expiration of the right of exercise of this Purchase Warrant) to receive upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, share reconstruction or amalgamation, or consolidation, or upon a dissolution following any such sale or transfer, by a Holder of the number of Shares of the Company obtainable upon exercise of this Purchase Warrant immediately prior to such event; and if any reclassification also results in a change in Shares covered by Section 5.1.1 or 5.1.2, then such adjustment shall be made pursuant to Sections 5.1.1, 5.1.2 and this Section 5.1.3. The provisions of this Section 5.1.3 shall similarly apply to successive reclassifications, reorganizations, share reconstructions or amalgamations, or consolidations, sales or other transfers.

5.1.4. Changes in Form of Purchase Warrant. This form of Purchase Warrant need not be changed because of any change pursuant to this Section 5.1, and Purchase Warrants issued after such change may state the same Exercise Price and the same number of Shares as are stated in the Purchase Warrants initially issued pursuant to this Agreement. The acceptance by any Holder of the issuance of new Purchase Warrants reflecting a required or permissive change shall not be deemed to waive any rights to an adjustment occurring after the Issuance Date or the computation thereof.

5.2. Substitute Purchase Warrant. In case of any consolidation of the Company with, or share reconstruction or amalgamation or merger of the Company with or into, another corporation (other than a consolidation or share reconstruction or amalgamation or merger which does not result in any reclassification or change of the outstanding Shares), the corporation formed by such consolidation or share reconstruction or amalgamation shall execute and deliver to the Holder a supplemental Purchase Warrant providing that the holder of each Purchase Warrant then outstanding or to be outstanding shall have the right thereafter (until the stated expiration of such Purchase Warrant) to receive, upon exercise of such Purchase Warrant, the kind and amount of shares and other securities and property receivable upon such consolidation or share reconstruction or amalgamation, by a holder of the number of Shares of the Company for which such Purchase Warrant might have been exercised immediately prior to such consolidation, share reconstruction or amalgamation or merger, sale or transfer. Such supplemental Purchase Warrant shall provide for adjustments which shall be identical to the adjustments provided for in this Section 5. The above provision of this Section 5 shall similarly apply to successive consolidations or share reconstructions or amalgamations or mergers.

5.3. Elimination of Fractional Interests. The Company shall not be required to issue certificates representing fractions of Shares upon the exercise of the Purchase Warrant, nor shall it be required to issue scrip or pay cash in lieu of any fractional interests, it being the intent of the parties that all fractional interests shall be eliminated by rounding any fraction up or down, as the case may be, to the nearest whole number of Shares or other securities, properties or rights.

6.	Reservation. The Company shall at all times reserve and keep available out of its authorized Shares, solely for the purpose of issuance upon exercise of the Purchase Warrants, such number of Shares or other securities, properties or rights as shall be issuable upon the exercise thereof. The Company covenants and agrees that, upon exercise of the Purchase Warrants and payment of the Exercise Price therefor, in accordance with the terms hereby, all Shares and other securities issuable upon such exercise shall be duly and validly issued, fully paid and non-assessable and not subject to preemptive rights of any stockholder.

7.	Certain Notice Requirements.

7.1. Holder’s Right to Receive Notice. Nothing herein shall be construed as conferring upon the Holder the right to vote or consent or to receive notice as a stockholder for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Company. If, however, at any time prior to the expiration of the Purchase Warrants and their exercise, any of the events described in Section 7.2 shall occur, then, in one or more of said events, the Company shall deliver to each Holder a copy of each notice relating to such events given to the other stockholders of the Company at the same time and in the same manner that such notice is given to the stockholder.

7.2. Events Requiring Notice. The Company shall be required to give the notice described in this Section 7 upon one or more of the following events: (i) if the Company shall take a record of the holders of its Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company, or (ii) the Company shall offer to all the holders of its Shares any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or warrant to subscribe therefor.

7.3. Notice of Change in Exercise Price. The Company shall, within three (3) Business Days after an event requiring a change in the Exercise Price pursuant to Section 5 hereof, send notice to the Holders of such event and change (“Price Notice”). The Price Notice shall describe the event causing the change and the method of calculating same.

7.4. Transmittal of Notices. All notices, requests, consents and other communications under this Purchase Warrant shall be in writing and delivered personally, by e-mail, or sent by a nationally recognized overnight courier service to following addresses or to such other address as the Holder or the Company may designate by notice to the other party and shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via e-mail (with confirmation of receipt from the intended recipient by return e-mail or other written acknowledgment) at the e-mail address set forth in this Section 7.4 prior to 5:30 p.m. (New York City time) on any date, (ii) the next Business Day after the time of transmission, if such notice or communication is delivered via e-mail (with confirmation of receipt from the intended recipient by return email or other written acknowledgment) at the e-mail address set forth in this Section 7.4 on a Calendar Day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given:

If to the Holder:

Spartan Capital Securities, LLC

45 Broadway, 19th Floor New York, NY 10006

Attention: Global Equity Markets

E-mail: Kim Monchik

with a copy (which shall not constitute notice) to:

Kaufman & Canoles, P.C.

1021 E Cary St #1400

Richmond, VA 23219

Attention: Anthony W. Basch

E-mail: tony.basch@kaufcan.com

If to the Company:

POWELL MAX LIMITED

22/F., Euro Trade Centre

13-14 Connaught Road Central

Hong Kong

Attention: Tsz Kin Wong, Chief Executive Officer

E-mail: Anthony.wong@jantp.com

with a copy (which shall not constitute notice) to:

Concord & Sage PC

1360 Valley Vista Dr Suite 140

Diamond Bar, CA 91765

Attention: Kyle Leung

Email: kyleleung@concordsage.com

8.	Miscellaneous.

8.1. Amendments. The Company and Holder may from time to time supplement or amend this Purchase Warrant without the approval of any of the Holders in order to cure any ambiguity, to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, or to make any other provisions in regard to matters or questions arising hereunder that the Company and Holder may deem necessary or desirable and that the Company and Holder deem shall not adversely affect the interest of the Holders. All other modifications or amendments shall require the written consent of and be signed by (i) the Company and (ii) the Holder(s) of Purchase Warrants then-exercisable for at least a majority of the Shares then-exercisable pursuant to all then-outstanding Purchase Warrants.

8.2. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Purchase Warrant.

8.3. Entire Agreement. This Purchase Warrant (together with the other agreements and documents being delivered pursuant to or in connection with this Purchase Warrant) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

8.4. Binding Effect. This Purchase Warrant shall inure solely to the benefit of and shall be binding upon, the Holder and the Company and their permitted assignees, respective successors, legal representative and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Purchase Warrant or any provisions herein contained.

8.5. Governing Law; Submission to Jurisdiction; Trial by Jury. This Purchase Warrant shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof. The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Purchase Warrant shall be brought and enforced in the state and federal courts located in the Borough of Manhattan in the City of New York, United States of America, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company has irrevocably appointed Randolph Wilson Jones III, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 7 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company and the Holder agree that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and the Holder hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

8.6. Non-Waiver. The failure of the Company or the Holder to at any time enforce any of the provisions of this Purchase Warrant shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Purchase Warrant or any provision hereof or the right of the Company or any Holder to thereafter enforce each and every provision of this Purchase Warrant. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Purchase Warrant shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

8.7. Exchange Agreement. As a condition of the Holder’s receipt and acceptance of this Purchase Warrant, Holder agrees that, at any time prior to the complete exercise of this Purchase Warrant by Holder, if the Company and Holder enter into an agreement (“Exchange Agreement”) pursuant to which they agree that all outstanding Purchase Warrants will be exchanged for securities or cash or a combination of both, then Holder shall agree to such exchange and become a party to the Exchange Agreement.

[PMAX Placement Agent Purchase Warrant Signature Page Follows]

[PMAX Placement Agent Purchase Warrant Signature Page]

IN WITNESS WHEREOF, the Company has caused this Placement Agent Purchase Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

POWELL MAX LIMITED

By:
Name:	Tsz Kin Wong
Its:	Chief Executive Officer

Exhibit 1.1

[Form to be used to exercise PMAX Placement Agent Purchase Warrant]

Date: __________, 20___

The undersigned hereby elects irrevocably to exercise the Purchase Warrant for ______ Shares, $0.0008 par value per share (the “Shares”), of POWELL MAX LIMITED, a business company incorporated in the British Virgin Islands (the “Company”), and hereby makes payment of $____ (at the rate of $____ per Share) in payment of the Exercise Price pursuant thereto. Please issue the Shares as to which this Purchase Warrant is exercised in accordance with the instructions given below and, if applicable, a new Purchase Warrant representing the number of Shares for which this Purchase Warrant has not been exercised.

or

The undersigned hereby elects irrevocably to convert its right to purchase ___ Shares of the Company under the Purchase Warrant for ______ Shares, as determined in accordance with the following formula:

X	=	Y(A-B)
A

Where,

	X	=	The number of Shares to be issued to Holder;
	Y	=	The number of Shares for which the Purchase Warrant is being exercised;
	A	=	The fair market value of one Share; and
	B	=	The Exercise Price.

The undersigned agrees and acknowledges that the calculation set forth above is subject to confirmation by the Company and any disagreement with respect to the calculation shall be resolved by the Company in its sole discretion.

Please issue the Shares as to which this Purchase Warrant is exercised in accordance with the instructions given below and, if applicable, a new Purchase Warrant representing the number of Shares for which this Purchase Warrant has not been converted.

Holder:

By:
Name:
Its:

INSTRUCTIONS FOR REGISTRATION OF SECURITIES

Name:
(Print in Block Letters)

Address:

NOTICE: The signature to this form must correspond with the name as written upon the face of the Purchase Warrant without alteration or enlargement or any change whatsoever.

[Form to be used to assign PMAX Placement Agent Purchase Warrant]

ASSIGNMENT

(To be executed by the registered Holder to effect a transfer of the Purchase Warrant dated [●], 2026 issued by POWELL MAX LIMITED):

FOR VALUE RECEIVED, __________________ does hereby sell, assign and transfer unto the right to purchase ____ ordinary shares, $0.0008 par value per share, of POWELL MAX LIMITED, a business company incorporated in the British Virgin Islands (the “Company”), evidenced by the Purchase Warrant and does hereby authorize the Company to transfer such right on the books of the Company.

Dated: __________, 20__

Holder:

By:
Name:
Its:

NOTICE: The signature to this form must correspond with the name as written upon the face of the Purchase Warrant without alteration or enlargement or any change whatsoever.